RESULTS OF SHAREHOLDER MEETING
VIRTUS VARIABLE INSURANCE TRUST
OCTOBER 28, 2015


At a special meeting of shareholders of Virtus International Series (the "Series"), a series of Virtus Variable Insurance Trust, held on October 28, 2015, shareholders voted on the following proposal:

Proposal 1.

To approve a subadvisory agreement between Euclid Advisors LLC and Virtus Investment Advisers, Inc. on behalf of the Series

Number of Eligible Shares Voted:
    FOR              AGAINST           ABSTAIN
12,871,758.687    545,554.099       1,258,549.097

Shareholders of the Series voted to approve the above proposal.